Exhibit 3

Collection of Press Releases:

Construction of Machine 8 – in Preparation of Initial Operation in January 2010:

The deployment and preparations in anticipation of the machine’s initial operation in January 2010 are proceeding according to plan with respect to schedules, performance quality and budgeting. The new system for material preparation is already operational and in advanced stages of trial runs to reach its specified work quality. In fact, the machine’s structure is almost completed, and so is the machine’s installation; acceptance testing of various machine assemblies is already under way. Amnir Recycling Industries Ltd is proceeding as planned with the collection of waste paper and expanding its collection channels to enable operation of the machine according to plans.

Hadera Paper to Receive Approximately NIS 9 Million for Tradingits Carbon Emission Reduction Credits

Hadera Paper is the first company in Israel to receive cash for trading credits on carbon emissions reduction. Hadera Paper Group recently received NIS 1.5 million, as first payment of a total of approximately NIS 9 million to be granted over 6 years, for trading credits on carbon emissions reduction. This is pursuant to the agreement that Hadera Paper signed in February 2009 with TEP (Trading Emissions PLC), a UK-registered investment company specializing in trading carbon reduction quotas. The agreement enables TEP to trade credits accumulated by Hadera Paper on carbon reduction quotas in the period 2008 to 2012. It became possible for the Hadera Paper Group to trade credits on carbon reduction following the conversion of the Group’s power station at its Hadera site from fuel oil to environmentally-friendly natural gas. This initiative significantly reduces pollution emitted into the atmosphere, saves Company costs and allows it to derive revenues from the Clean Development Mechanism. The power plant’s conversion to natural gas has earned the Group the Green Globe Award of Life & Environment, which is the umbrella organization of environmental NGOs in Israel. The Clean Development Mechanism (CDM) was established during the UN’s Japan 1997 Kyoto conference on climate changes. It enables developed countries to purchase reduction quotas on emissions of greenhouse gases generated by projects carried out in developing countries, by offering payment for such reductions. The purpose of the mechanism is to encourage companies to lower their greenhouse gas emissions into the atmosphere, thereby attempting to reduce the global warming effect. The international carbon market currently comprises the European trading platform as well as the direct trading of Carbon Emission Reduction credits (CERs).

Hogla-Kimberly is Preparing for Winter: Expected Re-Launch of Kleenex Anti-Viral Tissues

In light of the swine flu outbreak in Israel, the rise of public awareness regarding hygiene and the dramatic rise in the sales of infection-prevention products, Hogla-Kimberly will re-launch Kleenex Anti-Viral tissues in November 2009. Kleenex Anti-Viral, a registered and exclusive patent of Kimberly-Clark, is a three-ply facial tissue enriched with active ingredients that eliminate 99.9% of flu and cold viruses, including H1N1. This initiative will be accompanied by an advertising campaign, sales promotions, visibility at sales outlets and PR. In addition, the Company is actively seeking to involve the Ministry of Health and Ministry of Education by issuing guidelines to schools and parents to supply children with hygienic products in anticipation of the approaching winter.

Disclaimer

The foregoing information may contain forward-looking information as defined in the Securities Law, 5728-1968, including forecasts and assessments that are based, inter alia, on data held to date by the Company and on internal Company assessments and expectations. The Company has no certainty whatsoever that its forecasts and/or assessments will be realized, in whole or in part. In addition, the Company’s forecasts and/or assessments may be realized in a different manner due to factors that are beyond the Company’s control, among others.